December 19, 2014

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allied World Assurance Company Holdings, AG

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 18, 2014

File No. 001-32938

Dear Mr. Rosenberg:

On behalf of Allied World Assurance Company Holdings, AG (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed February 18, 2014 (the “Form 10-K”) contained in the letter, dated December 11, 2014 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Defined terms used herein without definition have the meanings ascribed to them in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Other Intangible Asset Impairment Valuation, page 71

1.	In the last paragraph on page 73 you disclose your intent to perform your goodwill impairment test for the U.S. insurance segment reporting unit earlier than your annual assessment if the recent trend of unfavorable loss reserve development continues. Please address the following:

•	As you appear to continue to experience unfavorable loss reserve development in the U.S. into 2014 and your combined ratio in the U.S. continues to exceed 100%, tell us whether you performed an interim goodwill impairment test. If so, tell us where you disclosed the results of this test. If not, tell us why you did not perform the test.

Response: We confirm that we did not perform step 1 of the goodwill impairment test as we did not believe there were events or circumstances that occurred that more-likely-than not

Securities and Exchange Commission December 19, 2014 Page 2

reduced the fair value of the U.S. insurance reporting unit below its carrying value. In reaching that conclusion, we evaluated the factors identified in ASC 350-20-35-3C (a) through (g), as well as other factors. The factors we evaluated each quarter in 2014 are summarized below:

•	General macroeconomic conditions remained positive during the year. Overall, there was continued growth of the U.S. Gross Domestic Product during the year and there were no major shifts in interest rates.

•	The direct U.S. insurance market remained stable during the year. In general, there were positive rate increases in certain lines of business (e.g., casualty and professional liability lines of business) and there were no significant loss events (e.g., catastrophes) that negatively impacted the direct U.S. insurance market.

•	There were no significant changes in the costs to operate the U.S. insurance reporting unit as inflation has remained stable during the year.

•	The financial performance of the U.S. insurance reporting unit through the nine months ended September 30, 2014 was better than the comparable period in 2013. Specifically:

•	Gross premiums written increased 15% during the nine months ended September 30, 2014 compared to September 30, 2013 due to growth of the business and positive rate changes for most lines of business. Overall, the U.S. reporting unit experienced a positive rate change of 6% for the nine months ended September 30, 2014. Also, the gross premiums written we recorded in the current year was above our original plan.

•	Net premiums earned increased almost 10% during 2014 compared to 2013 driven by the continued growth of the U.S. insurance reporting unit.

•	Net losses incurred increased 10% during the nine months ended September 30, 2014 compared to the same period in 2013 which is consistent with the increase in net premiums earned. We experienced an increase in our loss and loss expense ratio of only 0.4% during 2014 compared to 2013. The unfavorable prior year reserve development decreased by $9.0 million or 79% during 2014. Furthermore, the quarterly prior year unfavorable reserve development during the three months ended March 31, 2014, June 30, 2014 and September 30, 2014 was $0.8 million, $1.1 million and $0.6 million, respectively. We viewed the fact that the unfavorable prior year reserve development each quarter of 2014 was de minimis as a positive trend relative to last year.

•

Acquisition costs and general and administrative expenses were higher in 2014 compared to 2013, but in-line with expectations. The increased costs were driven by higher salary and related costs, as well as, infrastructure costs

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(e.g., office build-out costs) due to additional head count as we continued to expand our U.S. platform. Overall, the expense ratio (acquisition cost ratio plus general and administrative expense ratio) was lower by 0.5 percentage points for the nine months ended September 30, 2014 compared to nine months ended September 30, 2013.

•	The analysis noted above, which is based on year-to-date results, was consistent with the results and trends we noted for the U.S. insurance reporting unit for each quarter in 2014.

•	While the overall combined ratio for the U.S. insurance reporting unit was over 100% (100.5%) for the nine months ended September 30, 2014, the U.S. insurance reporting unit was still viewed as being profitable when we considered anticipated investment income in determining the overall after-tax profitability. Please note that from a segment reporting perspective, we do not allocate investment income to our operating segments. However, when performing the goodwill impairment test for the U.S. insurance reporting unit, we estimate investment income in determining the net present value of future cash flows. Since the combined ratio was close to break-even, we assumed that the addition of net investment income would result in the U.S. insurance reporting unit being profitable, and therefore, indicate that the fair value of the U.S. insurance reporting unit would continue to be in excess of its carrying value.

•	Our current forecast for the full year projects the U.S. insurance reporting unit to have an underwriting profit.

•	There were no material transactions or events, such as changes in management, changes in strategy or litigation, which occurred during 2014 that negatively impacted the overall performance of the U.S. insurance reporting unit or would otherwise indicate that a potential impairment existed. It is worth noting that it was announced during the beginning of 2014 that Gordon Knight, President of Allied World U.S., was retiring and was replaced with Lou Iglesias. It was part of the succession plan that Mr. Iglesias, who joined the company in 2012, would follow Mr. Knight.

•	Our share price has remained relatively constant over the course of 2014, with our share price only decreasing approximately 2% from December 31, 2013 to September 30, 2014. The largest quarterly decrease in our share price was during the quarter ended March 31, 2014, where our share price decreased 9%, and our largest quarterly increase in our share price was during the quarter ended June 30, 2014, where our share price increased 10%. We did not view these fluctuations, when considered with the other factors we analyzed, to be an indication of the U.S. insurance reporting unit having any potential impairment.

Securities and Exchange Commission December 19, 2014 Page 4

When all the above facts were analyzed, we concluded that it was more-likely-than-not that the fair value of the U.S. insurance reporting unit was still higher than its carrying value and as such step 1 of the goodwill impairment test was not performed.

•	Tell us how your announced decision to reorganize how you manage your business resulting in the recasting of your reporting segments by including your Bermuda direct insurance operation with the U.S. insurance segment in a new
North American Insurance segment impacts your goodwill impairment test of the previous U.S. insurance segment reporting unit. To the extent you intend to test goodwill at the segment level, please tell us why it is appropriate to allocate goodwill from your Darwin Professional Underwriters, Inc. acquisition to your Bermudan operations when you previously did not.

Response: In light of our announced re-segmentation, we analyzed the appropriate level (i.e., reporting unit) in which we should test our goodwill for impairment. We concluded that the goodwill related to the Darwin Professional Underwriters, Inc. acquisition should continue to be allocated to the U.S. insurance reporting unit, which excludes the results of our direct Bermuda operations. We will add the following disclosure to our significant accounting policy footnote on goodwill and intangible assets in our Form 10-K for the year ended December 31, 2014:

“The Company has determined that for purposes of the acquisition of Darwin Professional Underwriters, Inc. (“DPUI”) the U.S. operations of the North American insurance segment is the reporting unit that is expected to receive the benefit of the business combination and as such all of the goodwill has been allocated to this reporting unit.”

Notes to Consolidated Financial Statements

Note 17: Segment Information

2.	Please provide us proposed disclosure to be included in future periodic reports of your net premium revenue earned by product or group of products for each period presented. In this regard, the product groupings for which you present premiums written for only the current year beginning on page 3 appear to be appropriate. See ASC 280-10-50-40.

Securities and Exchange Commission December 19, 2014 Page 5

Response: We will add the following disclosure in our segment information footnote starting with our Form 10-K for the year ended December 31, 2014:

The following table shows the Company’s net premiums earned by line of business for each segment for the years ended December 31, 2014, 2013 and 2012.

Year Ended December 31,
	2014	2013		2012
North American Insurance:
General casualty	$	$	XXX	$	XXX
Professional liability			XXX		XXX
Healthcare			XXX		XXX
General property			XXX		XXX
Programs			XXX		XXX
Inland marine			XXX		XXX
Environmental			XXX		XXX
Other			XXX		XXX

Total			XXX		XXX

Global Markets Insurance:
Professional liability			XXX		XXX
General property			XXX		XXX
Crisis management			XXX		XXX
General casualty			XXX		XXX
Healthcare			XXX		XXX
Aviation			XXX		XXX

Total			XXX		XXX

Reinsurance:
Specialty			XXX		XXX
Property			XXX		XXX
Casualty			XXX		XXX

Total			XXX		XXX

Total net premiums earned	$	$	XXX	$	XXX

Please note that the lines of business to be included in the Form 10-K for the year ended December 31, 2014 are subject to change as were are still finalizing the recasting of the prior year information for the new segment presentation.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission December 19, 2014 Page 6

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Should you have any questions concerning this letter please call the undersigned at (646) 794-0509 or Kent Ziegler, Chief Accounting Officer, at (646) 794-0587.

Very truly yours,

/s/ Thomas A. Bradley

Thomas A. Bradley

Executive Vice President and Chief Financial Officer

cc:	James Peklenk, SEC

Mark Brunhofer, SEC

Stephen Kuzyk, Deloitte

Wesley D. Dupont, Esq.

Wayne H. Datz, Esq.

Kent Ziegler

Joseph Roesler